EXHIBIT 4.27

FORM OF aMENDMENT TO STOCK OPTION AWARD AGREEMENT

UNDER THE PEREGRINE PHARMACEUTICALS, INC.

2011 STOCK INCENTIVE PLAN

(NON-EMPLOYEE DIRECTORS)

This Amendment (“Amendment”) to Stock Option Award Agreement (“Award Agreement”) is between Peregrine Pharmaceuticals, Inc. (“Company”) and ________________________ (the “Optionee”), and is effective as of the ____ day of _____________, 2015.

WHEREAS, on ___________, Optionee was awarded an option to purchase ________ shares of the Company’s common stock pursuant to the Peregrine Pharmaceuticals, Inc. 2011 Stock Incentive Plan, as amended from time to time (the “Plan”), as set forth in the Award Agreement;

WHEREAS, capitalized terms used but not defined herein shall have the meanings ascribed to them in the Plan;

WHEREAS, pursuant to Section 4.2 of the Plan, the Committee has the authority to modify existing Awards;

WHEREAS, on April 24, 2015, the Committee approved an amendment to all outstanding Awards granted to non-employee members of the Company’s Board of Directors extending the exercise period following a Termination of Employment (or Service) for any reason to two (2) years (the “Extended Exercise Period”); and

WHEREAS, Company and Optionee desire to enter into this Amendment in order to restate Section 7 of the Award Agreement to reflect the Extended Exercise Period.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.          Section 7 of the Award Agreement is hereby amended and restated in its entirety as follows:

“7. Termination of Employment (or Service).

(a) If the Optionee has a Termination of Employment (or Service) for any reason other than death or Disability, the Optionee may at any time within the two (2) year period after the date of his or her Termination of Employment (or Service) exercise the Option to the extent that the Optionee was entitled to exercise the Option at the date of Termination of Employment (or Service), provided that in no event shall the Option be exercisable after the Expiration Date.

(b)          If the Optionee has a Termination of Employment (or Service) by reason of his death or Disability the Option will lapse on the earlier of (i) the Option’s expiration date, or (ii) two (2) years after the date Termination of Employment (or Service) on account of Disability or death. The Option may be exercised following the death or Disability of Optionee only if the Option was exercisable by Optionee immediately prior to his or her death or Disability. In no event shall the Option be exercisable after the Expiration Date.

2.          The remaining terms and conditions of the Award Agreement shall survive this Amendment and will continue in full force and effect.

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IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by its duly authorized representative and Optionee has signed this Amendment, and this Amendment shall be effective as of the day and year first written above.

__________________________ Date	Peregrine Pharmaceuticals, Inc. By:__________________________ Name:________________________ Title:_________________________ _____________________________ Optionee

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